Exhibit 99.1

Westport Reports First Quarter Fiscal 2015 Financial Results

~ Cash Used in Operations Drops More Than 70% Sequentially; Improved
Profitability in Key Product Markets Despite Energy Price Volatility; Westport
Reiterates Operations Revenue Outlook ~

VANCOUVER, May 7, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today reported financial results for the first quarter ended March 31, 2015 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

The global market for natural gas vehicles demonstrated resilience with continued expansion in several markets in the first quarter of 2015 despite headwinds from volatile oil prices and economic turbulence in many of Westport's key markets.

"The swift change in global energy pricing caused some short term disruption to our business plan at the end of 2014, but this quarter demonstrates that we have successfully reset our plans and we are back on track," said David Demers, Westport's CEO. "Our strong and diversified product portfolio and position in key global markets has meant we can deliver improvements to the bottom line at the same time as we improve our market position and advance our technology leadership with aggressive product development initiatives."

"Our consolidated business demonstrated a dramatic improvement in cash used in operations compared to the average in 2014. We achieved this result through our focus on key products and key markets, and improved operational efficiencies across the business, while continuing investment in key strategic programs including HPDI 2.0 products. We believe this steady focus is extending our competitive lead while building long term value for our customers and investors. We will continue to focus on profitable growth in our current markets, launching new products that establish new benchmarks for price and performance, and continuing to build towards positive consolidated adjusted EBITDA targeted by mid-2016."

Financial Outlook for 2015

Revenue for Westport Operations and Corporate & Technology Investments ("Westport Operations") was $28.0 million for the first quarter ended March 31, 2015 in line with 2015 expectations and up 2% sequentially from Q4 2014. Westport is reiterating its revenue outlook and expects consolidated revenue from these two segments to be between $110 million and $125 million for the year ended December 31, 2015. As in the past, we do not provide financial forecasts for our individual joint ventures.

Cash and Prioritization of Investments

•	As of March 31, 2015, Westport's cash, cash equivalents, and short-term investments balance was $71.3 million. Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures was $9.5 million compared with $33.4 million, a sequential improvement of 71% or $23.9 million. Working capital changes consumed $6 million in cash. Westport expects to improve working capital performance over the next two quarters and continue to move toward cashflow breakeven with a number of strategic initiatives throughout 2015. Westport has a number of options in regards to the pace of product and market investments in addition to possible divestiture of non-core assets to improve the Company's cash position.
•	Westport reduced its combined operating expenses by $13.0 million for the quarter ended March 31, 2015 compared to the same period last year primarily due to prioritization of investment programs and reduced expenses, as well as favourable impacts of foreign currency translation from the Canadian dollar and Euro to the US dollar equivalent.
•	Westport management believes the above actions and strategic initiative plans will be sufficient to carry the Company to reach positive consolidated adjusted EBITDA in mid-2016 while maintaining momentum to launch major product initiatives such as HPDI 2.0 in new and existing OEM customer applications.

Q1 2015 Financial Highlights

	Three Months Ended March 31,		% Change Better/ (Worse)
($ in millions, except per share amounts)	2015	2014
Consolidated revenues	$ 28.0	$ 39.9	(30%)
Consolidated gross margin	5.4	12.3	(56%)
Consolidated gross margin percentage	19.3%	30.8%	-
Operating expenses (Research and development, general and administrative and sales and marketing)	26.3	39.3	33%
Income from unconsolidated joint ventures	6.3	(0.4)	1,675%
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(9.2)	(22.1)	58%
Cash and short-term investments balance	71.3	183.9	(61%)
Net loss	(17.2)	(23.9)	28%
Net loss per share	(0.27)	(0.38)	29%
•	Westport Operations revenue for the quarter ended March 31, 2015 was $28.0 million compared with $39.9 million for the same period last year. The 30% decrease is primarily due to a $4.6 million unfavourable impact of foreign currency translation from the Euro to the US dollar equivalent. Revenue from European operations, which accounted for 63% of Westport Operations revenue, in fact increased to €15.7 million for the quarter ended March 31, 2015 from €14.9 million in the same period last year; and this excludes the recent acquisition of Prins. Competition from gasoline-fuelled vehicles due to the decrease in petroleum-based fuel pricing, timing of service revenue, and continued weakness in certain European markets also impacted the revenue during the quarter.
•	Gross margin was 19.3% including obsolescence charges of $2.0 million and would have been 26.5% without the charges. A change in product mix and weaknesses in some markets as a result of the continued low price of oil also impacted the gross margin.
•	Research and development expenses were $13.5 million for the quarter ended March 31, 2015, a decrease of $7.5 million from $21.0 million in the same period last year and a decrease of $5.9 million or 30% sequentially primarily driven by a reduction in program expenses and prioritizing of investment programs, as well as favourable impacts of foreign currency translation from the Canadian dollar and Euro to the US dollar equivalent.
•	Selling, general and administrative expenses were $12.8 million for the quarter ended March 31, 2015, a decrease of $5.5 million from $18.3 million in the same period last year primarily due to staff reductions and favourable impacts of foreign currency translation from the Canadian dollar and Euro to the US dollar equivalent.

Cummins Westport Inc. Highlights

	Three Months Ended March 31,		% Change Better/ (Worse)
($ in millions)	2015	2014
Units	2,278	2,480	(8%)
Revenue	$ 73.0	$ 80.1	(9%)
Gross margin	26.6	7.6	250%
Gross margin percentage	36.4%	9.5%	-
Operating expenses	11.7	9.7	(21%)
Segment operating income	14.9	-2.1	810%
Net income to Westport (50% interest)	5.9	-0.8	838%
•	CWI revenue was $73.0 million on 2,278 units for the quarter ended March 31, 2015, a decrease of 9% in revenue over the same period last year. Revenues would have been similar on a year over year basis, however, a delay for a shipment to an Asian customer into the second quarter of 2015 affected the first quarter of 2015.
•	In North America, CWI unit volume increased by 3% year-over-year driven by strong growth in refuse applications, which is up 51% over the same period in 2014.
•	Recently UPS announced its plans to build 15 compressed natural gas (CNG) fuelling stations to support the purchase and planned deployment of 1,400 new CNG vehicles over the next year, which represents a nearly 30% increase to UPS' current alternative fuel and advanced technology fleet. According to a Transport Topics article published on April 1, 2015, the vehicles include approximately 800 tractors of Kenworth T680s equipped with Cummins Westport ISX12 G engines.
•	The increase in CWI gross margin percentage during the quarter ended March 31, 2015 is primarily due to a favourable warranty adjustment as a result of identifying and resolving warranty issues associated with the CWI 8.9L ISL G. Favourable warranty adjustments and net extended coverage claims totalling $5.2 million were recorded in the quarter ended March 31, 2015, compared with unfavourable warranty adjustments and net extended coverage claims totalling $15.0 million in the prior year period.
•	The increase in operating expenses from $9.7 million to $11.7 million is primarily driven by product development for the ISB6.7 G natural gas engine and improving reliability of the existing products.
•	CWI's net income attributable to Westport for the quarter ended March 31, 2015 was $5.9 million compared with a loss of $0.8 million in the prior year period, an increase of 838%.

Weichai Westport Inc. Highlights

	Three Months Ended March 31,		% Change Better/ (Worse)
($ in millions)	2015	2014
Units	4,385	9,172	(52%)
Revenue	$ 55.9	$ 113.4	(51%)
Gross margin	5.7	6.3	(10%)
Gross margin percentage	10.2%	5.6%	-
Operating expenses	4.7	4.6	(2%)
Segment operating income	1.0	1.7	(41%)
Net income to Westport (35% interest)	0.3	0.5	(40%)
•	WWI revenue was $55.9 million on 4,385 units for the quarter ended March 31, 2015, a decrease of 51% in revenue compared to the prior year. This is primarily due to the sudden reduction in energy prices and a pull forward of emission compliant systems into Q4 of 2014.
•	For the quarter ended March 31, 2015, gross margin percentage increased to 10.2% compared with 5.6% in the prior year due primarily to product mix to higher margin engine sales, and improvement in production efficiencies and product reliability.
•	WWI reported net income of $0.9 million for the quarter ended March 31, 2015, a decrease of 40% over the same period last year primarily due to lower units sold.
•	WWI's net income attributable to Westport for the quarter ended March 31, 2015 was $0.3 million compared with $0.5 million in the prior year period.

Non-GAAP Financial Measure: Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income from the joint ventures (JVs).

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles (U.S. GAAP) and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended
	March 31,
	2015	2014
Net loss	$ (17.2)	$ (23.9)
Provision for income taxes	0.5	-
Depreciation and amortization	3.5	4.3
Interest expense, net	1.5	0.8
Non-cash and other unusual adjustments	2.0	0.9
Amortization of stock-based compensation	3.4	4.7
Unrealized foreign exchange (gain) loss	(2.9)	(8.9)

Adjusted EBITDA	$ (9.2)	$ (22.1)

For the three months ended March 31, 2015
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$ (3.9)	-	$ 2.5	$ (1.4)
Corporate and Technology Investments	(16.9)	6.3	2.8	(7.8)

Prior Periods Provided For Reference
($ in millions)	Mar 31 2015	Dec 31 2014	Sep 30 2014	Jun 30 2014
Operating Business Units	(1.4)	(11.6)	(5.4)	1.0
Corporate and Technology Investments	(7.8)	(11.4)	(16.6)	(17.9)
Total Adjusted EBITDA	(9.2)	(23.0)	(22.0)	(16.9)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of forecasting Westport's total revenues and Adjusted EBITDA for 2015 and updating prior revenue and Adjusted EBITDA disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended March 31, 2015, please point your browser to the following link: http://www.westport.com/company/investors/financial

Supplementary Financial Information
To view unaudited historical financial information, please visit our Financial Information page. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the quarter ended March 31, 2015 and Westport's full financials for the year ended December 31, 2014. The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Thursday, May 7, 2015 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1847. The replay will be available until May 14, 2015. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated timing for Westport's operating business units and consolidated business to be Adjusted EBITDA positive, revenue and cash usage expectations, the effect of the recent reorganization and restructuring of our business, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, including but not limited to Volvo cars with Westport's natural gas systems, Westport's HPDI 2.0 products and the Westport GEMDi program, Westport's expected actions and results relating to the key components of its strategy in 2015, future sales of non-core assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 07-MAY-15